FOR IMMEDIATE RELEASE



                  ICAHN ANNOUNCES PROXY CONTEST FOR RJR NABISCO

    Calls for Spin-off of Nabisco to Realize Full Value for All Shareholders

NEW YORK, March 11, 1999 - Carl Icahn announced today that, notwithstanding RJR Nabisco's announcement that it is selling its international tobacco business and has determined to distribute its domestic tobacco business to its shareholders, he will conduct a proxy fight against management of RJR in order to effect RJR's spin-off of its holdings of Nabisco rather than the domestic tobacco business. Mr. Icahn stated that his proposed slate of directors, which will include Mr. Icahn, will be committed to spin off Nabisco. Mr. Icahn is preparing to notify RJR of his slate of directors by Friday, March 12, 1999.

Mr. Icahn stated that the recently announced efforts by Mr. Steven F. Goldstone, Chairman and CEO of RJR Nabisco, are to be applauded as an attempt to increase value. When Mr. Goldstone told Mr. Icahn about the sale of the international business and the proposed spin-off of domestic tobacco, Mr. Icahn indicated that he supported the sale of the international tobacco business. However, while he believes that the spin-off of the domestic tobacco business would enhance value, it would be infinitely better to spin off Nabisco. He stated that shareholders should have the choice of whether it would be more beneficial to spin off Nabisco at this time. Mr. Icahn stated, "I believe that the marketplace would place a proper valuation on Nabisco as a free-standing company, separating it completely from RJR rather than having it controlled by a holding company that once owned a tobacco company. The wide diversification of Nabisco's shareholder base should also add a premium to its market price." Mr. Icahn further stated that Nabisco should be a far more valuable company if it were freed from RJR, and that if shareholders supported his slate, this could occur.

Mr. Icahn indicated that he has received the preliminary opinion of the law firm of Stroock & Stroock & Lavan advising him that, while they have yet to complete their analysis, they believe that, based upon the current status of the law and what RJR has disclosed in litigation papers and


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SEC filings,  the proposed spin-off of Nabisco would not constitute a fraudulent conveyance by RJR, and that current tobacco plaintiffs would not be able to make the showings required for injunctive relief to block the spin-off. Mr. Icahn stated that, when complete, Stroock's conclusions should put to rest those arguments as rationalizations for why a spin-off of Nabisco by RJR is not possible.

The  participants  in  the  solicitation  of  proxies  are  Carl  C.  Icahn
("Icahn"), High River Limited Partnership ("High River"), Riverdale LLC ("Riverdale"), Barberry Corp. ("Barberry"), Meadow Walk Limited Partnership ("Meadow Walk"), American Real Estate Holdings, L.P. ("AREH"), American Real Estate Partners, L.P. ("AREP"), American Property Investors ("API"), Beckton Corp. ("Beckton"), and Icahn & Co., Inc. ("Icahn & Co."), all of which entities are affiliates of Icahn.

High River is the direct beneficial owner of 18,020,800 shares ("Shares") of RJR Nabisco Holdings Corp. ("RJR") common stock. Riverdale is the indirect beneficial owner of 18,020,800 Shares. Barberry is the indirect beneficial owner of 1,256,700 Shares. Meadow Walk is the direct beneficial owner 1,256,700 Shares. AREH is the direct beneficial owner of 6,448,200 Shares. Each of AREP, API and Beckton are indirect beneficial owners of 6,448,200 Shares. Icahn & Co. is the record owner of 9,254,000 of the Shares described above.

Riverdale, the general partner of High River, is over 99 percent owned by Icahn. Barberry, the sole general partner of Meadow Walk, is wholly owned by Icahn. American Property Investors, the general partner of both AREH and AREP, is wholly owned by Beckton, which is wholly owned by Icahn. As such, Icahn may be deemed to be the indirect beneficial owner of 25,725,700 Shares.


Contact:          Walter Montgomery
                  (212) 484-6721